

April 11, 2025

Yifan Liang
Chief Financial Officer
Alpha & Omega Semiconductor Limited
Clarendon House, 2 Church Street
Hamilton HM 11, Bermuda

> **Re: Alpha & Omega Semiconductor Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2024**
> **Filed August 23, 2024**
> **Form 8-K filed November 25, 2024**
> **Form 8-K filed February 5, 2025**
> **File No. 001-34717**

Dear Yifan Liang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Income Tax Expense - Fiscal 2024 vs 2023, page 52

1. Based upon your effective tax rate reconciliation in Note 12, there appears to be material factors impacting your net tax benefit for the year ended June 30, 2024, including, but not limited to, foreign taxes, tax credits, and non-deductible executive compensation. Please tell us, and revise your narrative in future filings to address, the underlying reasons these items impacted your effective tax rate during fiscal 2024 so that readers can fully understand the variances and assess the continuing impact on your company. Refer to Item 303(b)(2) of Regulation S-K.

Form 8-K filed November 25, 2024

Appointment of New Independent Registered Public Accounting Firm

2.   We note from your disclosure that you consulted with Deloitte, on technical accounting and internal control matters, prior to engaging them to be the principal accountant to audit your financial statements. In this regard, please amend your Item 4.01 Form 8-K to provide the disclosures required by Item 304(a)(2)(ii)(A)-(D) of Regulation S-K, or tell us why these disclosures are not required.

Form 8-K filed February 5, 2025

Exhibit 99.1
Business Outlook for Fiscal Q3 Ending March 31, 2025

3.   Your earnings release discloses forward looking guidance including non-GAAP gross margin and non-GAAP operating expenses. Please revise future filings to provide the reconciliations required by Item 10(e)(1)(i)(B) of Regulation S-K or revise your disclosure to state that a reconciliation cannot be provided without unreasonable effort, if appropriate.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing